Exhibit 21.1
Subsidiaries of the Registrant

Axalta Coating Systems Belgium BVBA	Belgium
Axalta Coating Systems Bermuda Finance, Ltd.	Bermuda
Axalta Coating Systems Deutschland Holding GmbH & Co. KG	Germany
Axalta Coating Systems Dutch Holding A B.V.	Netherlands
Axalta Coating Systems Dutch Holding B B.V.	Netherlands
Axalta Coating Systems Finance 1 S.a.r.l.	Luxembourg
Axalta Coating Systems Finance 1 S.a.r.l. - US Branch	Delaware (USA)
Axalta Coating Systems Finance 2 S.a.r.l.	Luxembourg
Axalta Coating Systems Germany GmbH & Co. KG	Germany
Axalta Coating Systems Ireland Limited	Ireland
Axalta Coating Systems Luxembourg Holding 2 S.a.r.l.	Luxembourg
Axalta Coating Systems Luxembourg Holding S.a.r.l.	Luxembourg
Axalta Coating Systems Luxembourg Top S.a.r.l.	Luxembourg
Axalta Coating Systems U.S. Holdings, Inc.	Delaware (USA)
Axalta Coating Systems U.S. Inc.	Delaware (USA)
Axalta Coating Systems UK Holding Ltd.	United Kingdom
Axalta Coating Systems, LLC	Delaware (USA)